                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*



                                  Excite, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   300904 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


     Catherine L. Valentine, Esq.                 Kenneth A. Linhares, Esq.
              Intuit Inc.                            Fenwick & West LLP
          2535 Garcia Avenue                        Two Palo Alto Square
             P.O. Box 7850                          Palo Alto, CA  94306
     Mountain View, CA  94039-7850                     (415) 494-0600
            (415) 944-6000

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 25, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D


CUSIP No.     300904 10 9

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      INTUIT INC.; 77-0034661
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE (USA)
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          2,900,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          NOT APPLICABLE
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            2,900,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          NOT APPLICABLE
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,900,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D (the "Schedule") relates to the Common Stock, no par value ("Common Stock"), of Excite, Inc., a California corporation (the "Issuer"). The 2,900,000 shares of the Issuer's Common Stock that are the subject of this Schedule will be referred to as the "Shares" in this Schedule. The principal executive offices of the Issuer are located at 555 Broadway, Redwood City, California 94063.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule is filed on behalf of Intuit Inc., a Delaware corporation ("Intuit"). Intuit develops, markets and supports personal finance, small business accounting, tax preparation and other consumer software products, and related supplies and electronic financial services. The address of Intuit's principal business and its principal office is 2535 Garcia Avenue, Mountain View, California 94043.

         The following is a list of the directors and executive officers of
Intuit:

                               BOARD OF DIRECTORS

                                               PRESENT PRINCIPAL
   NAME AND BUSINESS ADDRESS                      OCCUPATION                     CITIZENSHIP
   -------------------------                      ----------                     -----------
Christopher W. Brody                     Managing Director, E.M. Warburg,      United States of
E. M. Warburg, Pincus & Co., Inc.        Pincus & Co., LLC                     America
466 Lexington Avenue
New York, NY 10017

William V. Campbell                      President and Chief Executive         United States of
2535 Garcia Avenue                       Officer of Intuit                     America
Mountain View, CA 94043

Scott D. Cook                            Chairman of the Board of Directors    United States of
2535 Garcia Avenue                       of Intuit                             America
Mountain View, CA 94043

L. John Doerr                            General Partner, Kleiner, Perkins,    United States of
Kleiner, Perkins, Caufield & Byers       Caufield & Byers                      America
2750 Sand Hill Road
Menlo Park, CA 94025

Michael R. Hallman                       President, The Hallman Group          United States of
The Hallman Group                                                              America
15702 NE 135th Street
Redmond, WA 98052-1756


Burton J. McMurtry                       General Partner of the General        United States of
Technology Venture Investors             Partner of Technology Venture         America
2480 Sand Hill Road, Suite 101           Investors
Menlo Park, CA 94025

                                      EXECUTIVE OFFICERS


NAME AND BUSINESS ADDRESS                PRESENT PRINCIPAL OCCUPATION(1)       CITIZENSHIP
-------------------------                -------------------------------       -----------

Scott D. Cook                            Chairman of the Board of Directors    United States of
2535 Garcia Avenue                                                             America
Mountain View, CA 94043

William V. Campbell                      President, Chief Executive Officer    United States of
2535 Garcia Avenue                       and Director                          America
Mountain View, CA 94043

William H. Harris, Jr.                   Executive Vice President              United States of
2535 Garcia Avenue                                                             America
Mountain View, CA 94043

Mari J. Baker                            Senior Vice President                 United State of
2535 Garcia Avenue                                                             America
Mountain View, CA 94043

Eric C.W. Dunn                           Senior Vice President and Chief       United States of
2535 Garcia Avenue                       Technology Officer                    America
Mountain View, CA 94043

Alan A. Gleicher                         Senior Vice President                 United States of
2535 Garcia Avenue                                                             America
Mountain View, CA 94043

James J. Heeger                          Senior Vice President                 United States of
2535 Garcia Avenue                                                             America
Mountain View, CA 94043

David A. Kinser                          Senior Vice President                 United States of
2535 Garcia Avenue                                                             America
Mountain View, CA  94043

John Monson                              Senior Vice President and Intuit      United States of
2535 Garcia Avenue                       Fellow                                America
Mountain View, CA 94043

Greg J. Santora                          Vice President, Chief Accounting      United States of
2535 Garcia Avenue                       Officer and Acting Chief Financial    America
Mountain View, CA 94043                  Officer

Larry L. Wolfe                           Senior Vice President                 United States of
2535 Garcia Avenue                                                             America
Mountain View, CA 94043

Linda Fellows                            Corporate Treasurer and Director      United States of
2535 Garcia Avenue                       of Investor Relations                 America
Mountain View, CA 94043

Catherine L. Valentine                   General Counsel and Secretary         United States of
2535 Garcia Avenue                                                             America
Mountain View, CA 94043

-------------------------

(1) The present principal occupation of all executive officers of Intuit is with Intuit.

         During the last five years, neither Intuit nor, to the best of Intuit's knowledge, any person named in this Item 2 has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Shares were purchased by Intuit on June 25, 1997 pursuant to a Stock Purchase Agreement dated as of June 11, 1997 between the Issuer and Intuit (the "Stock Purchase Agreement"). The source of funds for the purchase of the Shares was Intuit's working capital. None of the funds used to purchase the Shares consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

ITEM 4.  PURPOSE OF TRANSACTION

         Intuit purchased the shares for investment purposes in connection with a strategic business relationship with the Issuer to develop and provide content for a personal finance "channel" on the Internet search and retrieval services operated by the Issuer.

         (a) Except as contemplated by the Right of First Refusal Agreement and the Registration Rights Agreement described in Item 6 below, Intuit does not have any plans or proposals that would relate to or would result in the acquisition or disposition of additional securities of the Issuer.

         (b) Intuit does not presently have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) Intuit does not presently have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

         (d) Pursuant to a Nomination and Observer Agreement between Intuit and the Issuer dated as of June 25, 1997 (filed as Exhibit B to this Schedule), for so long as Intuit holds no less than 10% of the outstanding shares of the Issuer's Common Stock, the Issuer must permit one representative of Intuit to attend all meetings of the Board of Directors of the Issuer in a non-voting observer capacity. Alternatively, Intuit has the right to designate one nominee for election to the Issuer's Board of Directors.

              Intuit has made no changes to the Board of Directors or management of the Issuer and has no present plans or proposals to make any changes in the present Board of Directors or management of the Issuer, including any changes in the number or term of directors or the filling of any existing vacancies on the Board of Directors. Intuit currently intends to send its representative to meetings of the Issuer's Board of Directors in a non-voting observer capacity and has no current plans to cause a designee of Intuit to be appointed to the Issuer's Board of Directors.

         (e) Intuit does not presently have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

         (f) Intuit does not presently have any plans or proposals that relate to or would result in any other material change in the Issuer's business or corporate structure.

         (g) Intuit does not presently have any plans or proposals that relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person.

         (h) Intuit does not presently have any plans or proposals that relate to or would result in a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) Intuit does not presently have any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
              Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         (j) Intuit does not presently have any plans or proposals that relate to or would result in an action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of this Schedule, Intuit beneficially owns a total of 2,900,000 shares of the Issuer's Common Stock. The 2,900,000 shares of Common Stock beneficially owned by Intuit on the date of this Schedule represent a beneficial ownership of approximately 19.0% of the Issuer's outstanding shares of Common Stock, based upon the Issuer's Final Prospectus dated June 11, 1997 and delivered to Intuit in connection with the purchase of the Shares, stating that 15,247,317 shares of Common Stock will be outstanding immediately after the closing of the purchase of the Shares. To the best of Intuit's knowledge, no person named in Item 2 is the beneficial owner of any shares of Common Stock of the Issuer as of the date of this Schedule.

         (b) Intuit has sole power to vote and to direct the vote of, and sole power to dispose or to direct the disposition of, all 2,900,000 shares of the Issuer's Common Stock that it beneficially owns on the date of this Schedule.

         (c) Except as set forth herein, Intuit has not effected any transaction in the Issuer's Common Stock during the past 60 days, and, to the best of its knowledge, no person named in Item 2 has effected any transactions in the Issuer's Common Stock during the past 60 days.

         (d) No other person is known to Intuit to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by Intuit on the date of this Schedule.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

STOCK PURCHASE AGREEMENT

         The Stock Purchase Agreement between Intuit and the Issuer contains certain "standstill" obligations of Intuit with respect to the Shares, and also restricts Intuit's ability to resell the Shares.

         Standstill Obligation. Intuit has agreed that it will not, without the approval of the Issuer's Board of Directors, acquire greater than 25% of the total voting securities (the "Standstill Percentage") of the Issuer. In the event that a third party acquires a number of voting securities of the Issuer in excess of the Standstill Percentage, the Standstill Percentage will be increased to the percentage of voting securities of the Issuer held by such third party. The Issuer is also obligated to notify Intuit in the event that the Issuer enters into or intends to enter into any bona fide discussions with any third party that will result in the acquisition of or change in control with respect to the Issuer (a "Change in Control Transaction").

         Intuit's standstill obligations will terminate on the earlier to occur of (i) December 26, 2000, or (ii) the termination of similar standstill obligations of America Online, Inc. ("AOL") with respect to the Issuer's securities. Intuit's standstill obligations will also terminate upon the making of a bona fide offer by any third party or group (a "Third-Party Offer") of an intention to acquire voting securities of the Issuer that, if successful, would result in such third party or group owning or having the right to acquire beneficial ownership of more than 20% of the Issuer's voting securities.

         Resale Restrictions. Intuit has agreed that, until December 26, 1998, it will not, without the prior written consent of the Issuer, dispose of any of the Shares or any other securities of the Issuer owned by it. Subsequent to December 26, 1998 and until June 26, 2000, Intuit has agreed that it will not, on any trading day, without the prior written consent of the Issuer, dispose of any of the Shares or any other securities of the Issuer owned by it in an amount in excess of five percent (5%) of the total trading volume for the five (5) consecutive trading days ended on the trading date immediately prior to the date of such sale (such trading volume to be determined without taking into consideration any shares sold by Intuit); provided, however, that such restriction shall not apply to any sales of such shares in (i) a private transaction not effected on the Nasdaq National Market or any other stock exchange or automated quotation system, or (ii) an underwritten public offering of such shares. These restrictions on resale will be suspended in the event that Intuit's "standstill" obligations are suspended as a result of a Third Party Offer or a Change in Control Transaction.

REGISTRATION RIGHTS AGREEMENT

         Intuit and the Issuer entered into a Registration Rights Agreement dated as of June 25, 1997 (the "Registration Rights Agreement"), which provides, among other things, certain registration rights with respect to the Shares and any shares of Issuer's Common Stock issued pursuant to the Right of First Refusal Agreement described below.

         Within 30 days after June 25, 1997, the Issuer is required to file a registration statement on Form S-3 for a continuous registered shelf offering (the "Shelf Registration Statement") under Rule 415 promulgated under the Securities Act of 1933, as amended (the "Securities Act") covering all of the Shares. The Issuer is required to maintain the effectiveness of the Shelf Registration Statement for a two-year period. After the end of such two-year period, the Issuer is required to file an additional Shelf Registration Statement (the "Subsequent Shelf Registration Statement") and maintain the effectiveness of the Subsequent Shelf Registration Statement for a one-year period (the "Subsequent Effectiveness Period").

         If, after the Subsequent Effectiveness Period, any registration rights with respect to any securities of the Issuer which were granted subsequent to June 25, 1997 are still in effect, and Intuit still holds the Shares or any securities issued pursuant to the Right of First Refusal Agreement described below, the Issuer will be obligated to file an additional Shelf Registration Statement (an "Additional Shelf Registration Statement") and maintain the effectiveness of such Additional Shelf Registration Statement for up to two years (the "Additional Effectiveness Period").

         If securities of the Issuer having an aggregate purchase price in excess of $250,000 are sold to Intuit pursuant to the Right of First Refusal Agreement described below, during the Initial Effectiveness Period, the Subsequent Effectiveness Period or the Additional Effectiveness Period, the Issuer will be required to file an additional Shelf Registration Statement with respect to such securities. The Issuer will be required to maintain the effectiveness of such Shelf Registration Statement until no later than the expiration of the Initial Effectiveness Period, the Subsequent Effectiveness Period or the Additional Effectiveness Period, as applicable.

         Subject to certain limitations, Intuit may also require the Issuer to file a registration statement under the Securities Act with respect to the Shares (a "Demand Registration"). Intuit may request only two Demand Registrations. Intuit may request that the Shares registered in a Demand Registration be offered by means of an underwriting. In any such underwritten offering of the Issuer's securities, the underwriters may reduce the number of shares to be included in the Demand Registration, but shall not limit the Shares to be included by Intuit unless all other securities are first entirely excluded.

         If the Issuer proposes to register any of its securities under the Securities Act, it must give prior notice to Intuit and permit Intuit, subject to certain limitations, to include in such registration all or part of the Shares (a "Piggyback Registration"). The underwriters (if any) may reduce the number of Shares to be included in a Piggyback Registration, provided that each of Intuit, AOL and certain other investors named in the Restated and Amended Investors' Rights Agreement (as amended by Exhibit E attached hereto) shall be subject to such reduction only on a pro rata basis.

         The Issuer is required to bear all expenses (other than underwriting discounts and commissions) in connection with the Registration Rights Agreement.

         The Registration Rights Agreement will terminate (a) if all of the Shares have been registered and sold pursuant to registrations effected pursuant to the Registration Rights Agreement or (b) at such time as all of the Shares may be sold within a three-month period under Rule 144 promulgated under the Securities Act.

RIGHT OF FIRST REFUSAL AGREEMENT

         Pursuant to a Right of First Refusal Agreement dated as of June 25, 1997 between the Issuer and Intuit, Intuit was granted a right of first refusal to participate in certain issuances of Issuer's securities. So long as Intuit holds at least ten percent of the Issuer's outstanding Common Stock (including shares issuable upon conversion of outstanding shares of Preferred Stock), in the event that the Issuer proposes to issue any securities in a financing transaction solely for cash consideration, Intuit is permitted to purchase all or a portion of Intuit's "Pro Rata Share" (defined below) of such securities, such that Intuit's Pro Rata Share equals up to nineteen percent immediately after such issuance. The term "Pro Rata Share" means the ratio of (a) the number of shares of the Issuer's Common Stock (on an as-converted to Common Stock basis) as to which Intuit is the owner, to (b) a number of shares of Common Stock of the Issuer equal to the sum of (i) the total number of shares of Common Stock of the Issuer then outstanding plus (ii) the total number of shares of Common Stock of the Issuer into which all then-outstanding shares of voting Preferred Stock of the Issuer are then convertible.

NOMINATION AND OBSERVER AGREEMENT

         See Item 4(d) above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following documents are filed as exhibits hereto:

         Exhibit A:  Stock Purchase Agreement, dated as of June 11, 1997, between the Issuer and Intuit

         Exhibit B:  Nomination and Observer Agreement, dated as of June 25,
                     1997, between the Issuer and Intuit

         Exhibit C:  Registration Rights Agreement, dated as of June 25, 1997, between the Issuer and Intuit.

         Exhibit D:  Right of First Refusal Agreement, dated as of June 25,
                     1997, between the Issuer and Intuit.

         Exhibit E:  Amendment to Restated and Amended Investors' Rights
                     Agreement, dated as of June 25, 1997, among the Issuer, Institutional Venture Partners VI, Institutional Venture Management VI, IVP Founders Fund I, L.P., Kleiner Perkins Caufield & Byers VII, KPCB VII Founders Fund, KPCB Information Sciences Zaibatsu Fund II and Intuit.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

Dated:  July 7, 1997


Intuit Inc.


By:  /s/ GREG J. SANTORA
     --------------------------------------------------------
     Name:  Greg J. Santora
     Title: Vice President and Acting Chief Financial Officer

                                  EXHIBIT INDEX


                                                                             Sequentially
   Exhibit               Document Description                                Numbered Page
   -------               --------------------                                -------------
   Exhibit A:   Stock Purchase Agreement, dated as of June 11, 1997,
                between the Issuer and Intuit.

   Exhibit B:   Nomination and Observer Agreement, dated as of June
                25, 1997, between the Issuer and Intuit.

   Exhibit C:   Registration Rights Agreement, dated as of June 25,
                1997, between the Issuer and Intuit.

   Exhibit D:   Right of First Refusal Agreement, dated as of June
                25, 1997, between the Issuer and Intuit.

   Exhibit E:   Amendment to Restated and Amended Investors' Rights
                Agreement, dated as of June 25, 1997, among the Issuer,
                Institutional Venture Partners VI, Institutional Venture
                Management VI, IVP Founders Fund I, L.P., Kleiner
                Perkins Caufield & Byers VII, KPCB VII Founders Fund,
                KPCB Information Sciences Zaibatsu Fund II and Intuit.

                                                                      EXHIBIT A



                            STOCK PURCHASE AGREEMENT

         This STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of June 11, 1997 by and between EXCITE, INC., a California corporation (the "Company") and INTUIT INC., a Delaware corporation (the "Investor").

                              W I T N E S S E T H:

         WHEREAS, the Company desires to sell to Investor, and Investor desires to purchase from the Company, shares of the Company's Common Stock on the terms and conditions set forth in this Agreement;

         NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

     1. AGREEMENT TO PURCHASE AND SELL STOCK. The Company agrees to sell to Investor at the Closing, and Investor agrees to purchase from the Company at the Closing, an aggregate of 2,900,000 shares of Common Stock, at a price of $13.50 per share. The shares of Common Stock purchased and sold pursuant to this Agreement will be collectively hereinafter referred to as the "Purchased Shares."

     2.  CLOSING.

         2.1 The Closing. The purchase and sale of the Purchased Shares will take place at the offices of Fenwick & West LLP, Two Palo Alto Square, Suite 800, Palo Alto, California, at 10:00 a.m. Pacific Daylight Time, (i) with respect to 1,000,000 of the Purchased Shares (the "Initial Shares") on June 25, 1997 or such later date following the satisfaction or waiver of all of the conditions set forth in Sections 5.1 and 6.1 hereof or at such other time and place as the Company and Investor mutually agree upon (which time and place are referred to in this Agreement as the "First Closing"), and (ii) with respect to the remaining Purchased Shares (the "Additional Shares") on or before two business days following the satisfaction or waiver of all of the conditions set forth in Sections 5.2 and 6.2 hereof or at such other time and place as the Company and Investor mutually agree upon (which time and place are referred to in this Agreement as the "Second Closing"). At the First Closing and the Second Closing (as applicable), the Company will deliver to Investor a certificate representing the number of Initial Shares or Additional Shares (as applicable) that Investor has agreed to purchase hereunder at such closing against delivery to the Company by Investor of the full purchase price of such Purchased Shares, paid by (i) a check payable to the Company's order, (ii) wire transfer of funds to the Company, or (iii) any combination of the foregoing.

     3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to Investor that the statements in the following paragraphs of this Section 3 are all true and correct:

          3.1 Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California. The Company is qualified to do business as a foreign corporation in each jurisdiction where failure to be so qualified would have a material adverse effect on its financial condition, business, prospects or operations.

          3.2 Capitalization. Immediately prior to the Closing the capitalization of the Company will consist of the following:

                 (a) Preferred Stock. A total of 4,000,000 authorized shares of Preferred Stock, no par value per share (the "Preferred Stock"), consisting of 1,250,000, 700,000, 650,000 and 680,330 shares designated as Series E-1 Preferred Stock, Series E-2 Preferred Stock, Series E-3 Preferred Stock and Series E-4 Preferred Stock, respectively (collectively, the "Series E Stock"), of which 1,250,000 and 700,000 shares of Series E-1 Preferred Stock and Series E-2 Preferred Stock, respectively, were issued and outstanding. The rights, preferences and privileges of the Series E Stock are as stated in the Company's Amended and Restated Articles of Incorporation (the "Restated Articles") and as provided by law. The shares of Series E Stock are currently convertible into Common Stock on a one-for-one basis.

                 (b) Common Stock. A total of 25,000,000 authorized shares of Common Stock, no par value per share (the "Common Stock"), of which approximately 12,370,633 shares were issued and outstanding as of May 31, 1997 (subject to increase only by employee stock option exercises subsequent to May 31, 1997). Subsequent to the Company's Annual Meeting of Shareholders on June 19, 1997, a total of 50,000,000 shares of Common Stock will be authorized.

                 (c) Options, Warrants, Reserved Shares. Except for: (i) the conversion privileges of the Series E Stock, (ii) the approximately 3,750,626 shares of Common Stock issuable upon exercise of options outstanding as of May 31, 1997, including options granted subject to shareholder approval as the Company's Annual Meeting of Shareholders to be held on June 19, 1997 (subject to increase by grants of stock options subsequent to May 31, 1997),
(iii) 297,500 shares of Common Stock reserved for issuance under the Company's 1996 Directors Stock Option Plan and 1996 Employee Stock Purchase Plan, (iv) approximately 2,965,957 shares of Common Stock reserved for future grants or sale as of May 31, 1997 under the Company's 1996 Equity Incentive Plan, including shares reserved for future grant subject to shareholder approval at the Company's Annual Meeting of Shareholders to be held on June 19, 1997 (subject to change due to termination of stock options and grants of stock options subsequent to May 31, 1997), (v) 680,330 shares of Series E-4 Preferred Stock issuable to America Online, Inc. upon exercise of an exchange right, (vi) a warrant to purchase an aggregate of 650,000 shares of Series E-3 Preferred Stock and warrants to purchase 9,451 shares of Common Stock, there are not outstanding any options, warrants, rights (including conversion or preemptive rights) or agreements for the purchase or acquisition from the Company of any shares of its capital stock or any securities convertible into or ultimately exchangeable or exercisable for any shares of the Company's capital stock.

          3.3 Subsidiaries. Other then The McKinley Group, Inc., a Delaware corporation, and Excite U.K. Limited, a United Kingdom corporation (the "Subsidiaries"), the Company does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity.

          3.4 Due Authorization; No Violation. All corporate action on the part of the Company and its officers, directors and shareholders necessary for the authorization, execution and delivery of, and the performance of all obligations of the Company under, this Agreement, and the authorization, issuance, reservation for issuance and delivery of all of the Purchased Shares being sold under this Agreement, has been taken or will be taken prior to the Closing, and this Agreement constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies. Neither the execution, delivery or performance by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby will (i) conflict with or result in a breach of any provision of the Restated Articles or the Company's Bylaws, (ii) cause a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any agreement, instrument or obligation to which the Company is a party, or (iii) violate any law, statute, rule or regulation or judgment, order, writ, injunction or decree of any governmental authority, in each case applicable to the Company or its properties or assets.

          3.5 Valid Issuance of Stock. The Purchased Shares, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration provided for herein, will be duly and validly issued, fully paid and nonassessable.

          3.6    Registration Statement.

                 (a)        A registration statement on Form S-1 (File No.
333-22669) with respect to the Purchased Shares (the "Registration Statement"), including a prospectus (the "Prospectus") which omits certain pricing information pursuant to Rule 430A under the Securities Act of 1933, as amended (the "Act"), has been prepared by the Company in conformity with the requirements of the Act, and the applicable rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Act and has been filed with the Commission and declared effective on June 6, 1997;

                 (b) No order preventing or suspending the use of the Registration Statement has been issued. The Registration Statement does not include any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading at the time the Registration Statement becomes effective and at all times subsequent thereto up to and on the Closing; provided, however, that none of the representations and warranties contained in this subparagraph (b) shall apply to information contained in or omitted from the Registration Statement or Prospectus, or any amendment or supplement thereto, in reliance upon, and in conformity with, written information relating to the Investor furnished to the Company by the Investor specifically for use in the preparation thereof. The Registration Statement and the Prospectus, and any amendments or supplements thereto, have contained and will continue to contain all material information required to be included therein by the Act and the Rules and Regulations and will in all material respects conform to the requirements of the Act and the Rules and Regulations.

         3.7 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement, except for qualifications or filings under the Act and the Rules and Regulations and all other applicable securities laws as may be required in connection with the transactions contemplated by this Agreement. All such qualifications will be effective on the Closing, and all such filings be made within the time prescribed by law.

         3.8 Absence of Changes. Subsequent to the respective dates as of which information is given in the Registration Statement and Prospectus, there has not been (i) any material adverse change in the condition (financial or otherwise), earnings, operations, business or business prospects of the Company and its Subsidiaries taken as a whole, (ii) any transaction that is material to the Company and its Subsidiaries taken as a whole, except transactions entered into in the ordinary course of business, (iii) any obligation, direct or contingent, that is material to the Company and its Subsidiaries taken as a whole incurred by the Company, except obligations incurred in the ordinary course of business, (iv) any change in the capital stock or outstanding indebtedness of the Company that is material to the Company and its Subsidiaries taken as a whole, (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company, or (vi) any loss or damage (whether or not insured) to the property of the Company which has been sustained or will have been sustained which has a material adverse effect on the condition (financial or otherwise), earnings, operations, business or business prospects of the Company and its Subsidiaries taken as a whole.

         3.9 Litigation. There is no action, suit, proceeding, claim, arbitration or investigation ("Action") pending (or, to the best of the Company's knowledge, currently threatened) against the Company, its activities, properties or assets or, to the best of the Company's knowledge, against any officer, director or employee of the Company in connection with such officer's, director's or employee's relationship with, or actions taken on behalf of, the Company which (i) might prevent the consummation of the transactions contemplated hereby or (ii) is required to be disclosed in the Registration Statement or Prospectus and is not so disclosed.

         3.10 Agreements. There are no agreements, contracts, leases or documents of the Company of a character required to be described or referred to in the Registration Statement or Prospectus or to be filed as an exhibit to the Registration Statement by the Act or the Rules and Regulations which have not been accurately described in all material respects in the Registration Statement or Prospectus or filed as exhibits to the Registration Statement.

         3.11   Nasdaq Listing. The Common Stock is registered pursuant to
Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is listed on the Nasdaq National Market. The Company has taken no action designed to cause, or likely to result in, the termination of the registration of the Common Stock under the Exchange Act or the delisting of the Common Stock from the Nasdaq National Market, nor has the Company received any notification that the Commission or the National Association of Securities Dealers, Inc. is contemplating the termination of such registration or listing. The Purchased Shares have been approved for quotation on the Nasdaq National Market, subject to notice of issuance.

         3.12 Exchange Act Filings. The Company has filed in a timely manner all reports and other information required to be filed with the Commission pursuant to the Exchange Act during the twelve calendar months and any portion of a month immediately preceding the filing of the Registration Statement.

         3.13 Hart-Scott-Rodino Act. The Company shall, if required under the HSR Act (as defined below), promptly file any Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), shall use its best efforts to obtain an early termination of the applicable waiting period, and shall make any further filings or information submissions pursuant thereto that may be necessary, proper or advisable.

     4. REPRESENTATIONS, WARRANTIES AND CERTAIN AGREEMENTS OF INVESTOR. Investor hereby represents and warrants to, and agrees with, the Company, that:

         4.1 Authorization. All corporate action on the part of Investor and its officers, directors and stockholders necessary for the authorization, execution and delivery of, and the performance of all obligations of Investor under, this Agreement has been taken or will be taken prior to the Closing, and this Agreement constitutes a valid and legally binding obligation of Investor, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies.

         4.2 Purchase for Own Account. The Purchased Shares to be purchased by Investor hereunder will be acquired for investment for Investor's own account, not as a nominee or agent, and not with a current view to the public resale or distribution thereof within the meaning of the Act, and Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

         4.3 Disclosure of Information. Investor has received a copy of the Registration Statement and has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Purchased Shares to be purchased by Investor under this Agreement. Investor further has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Purchased Shares and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to Investor or to which Investor had access. The foregoing, however, does not in any way limit or modify the representations and warranties made by the Company in Section 3.

         4.4 Hart-Scott-Rodino Act. The Investor shall, if required under the HSR Act, promptly file any Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act, shall use its best efforts to obtain an early termination of the applicable waiting period, and shall make any further filings or information submissions pursuant thereto that may be necessary, proper or advisable.

         4.5 Standstill Obligation. Investor agrees that it will not, without the approval of the Company's Board of Directors, acquire any additional shares of the Company's Voting Securities (as defined below) in the open market or otherwise if and to the extent such acquisition results in Investor and its affiliates holding greater than 25% of the total Voting Securities. The percentage limitation is referred to in this Section 4.5 as the "Standstill Percentage." Notwithstanding the foregoing restriction:

                          (a) The Company shall promptly notify Investor in the event that the Company enters into or intends to enter into any bona fide discussions with any third party which the Company reasonably believes will result in a Control Transaction (as defined below). Notwithstanding the foregoing, the Company will provide notice to Investor at least ten calendar days prior to entering into a binding definitive agreement with respect to a Control Transaction, and will further notify Investor after such discussions terminate. Investor's obligation hereunder shall not be in effect for the duration of any such discussions. The Investor acknowledges that such discussions may constitute material inside information that will prevent open market purchases or sales until a public announcement of such discussions.

                          (b) In the event of any person's or entity's acquisition of Voting Securities from the Company or, from third parties or in the open market, the Standstill Percentage will be increased to the percentage of the Company's total Voting Securities held by such person or entity immediately following such acquisition. The Company shall promptly provide Investor with written notice of any such acquisition of Voting Securities described in this paragraph (b).

                          (c) Investor's obligations under this Section 4.5 shall terminate upon the making of a bona fide offer by any third party or group (within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended) of an intention to acquire Voting Securities of the Company which, if successful, would result in such party or group owning or having the right to acquire beneficial ownership of more than twenty percent (20%) of the Company's Voting

                 Securities. Upon becoming aware of such an intention by any third party or group, the Company shall promptly provide Investor with written notice of any such intention by any third party or group.

                          (d) Investor shall not be obligated to dispose of any Voting Securities if the aggregate percentage of the Total Securities beneficially owned by Investor is increased as a result of a recapitalization, reclassification or other restructuring of the Company or a repurchase of securities by the Company or any other action taken by the Company.

                 In the event that Investor is permitted to acquire additional shares of the Company's Voting Securities pursuant to the provisions of this
Section 4.5 which results in Investor and its affiliates holding greater than 25% of the total Voting Securities, the Standstill Percentage shall be increased to the percentage of Voting Securities so held by Investor, provided, however, that the Standstill Percentage shall immediately be reduced to 25% at such time as Investor and its affiliates hold 25% or less of the total Voting Securities.

         For purposes of this Section 4.5:

                 "Control Transaction" shall mean any merger, share exchange or other acquisition (or series of related transactions of such nature) as a result of which the holders of Voting Securities of the Company immediately prior thereto continue to own beneficially Voting Securities representing less than 50% of the Voting Securities of the Company (or any successor entity) immediately thereafter.

                 "Voting Securities" shall mean the shares of Common Stock and Preferred Stock of the Company, and in addition, any other securities of the Company convertible into or exercisable for Common Stock which have a conversion or exercise price less than the market price of the Company's Common Stock at the time any additional share of Common Stock or other Company securities are acquired.

                 The covenants set forth in this Section 4.5 shall expire on or the earlier to occur of (i) 42 months from the date of this Agreement and (ii) the termination of the standstill obligations of America Online, Inc. originally set forth in Section 9 of the Series D Preferred Stock Purchase Agreement dated as of March 8, 1996 by and among the Company and the Investors listed therein (and the Company shall provide prompt written notice to Investor of such termination).

         4.6 Resale Restrictions. Investor agrees that it will not, without the prior written consent of the Company, for a period of eighteen (18) months following the date of this Agreement, directly or indirectly offer, sell, contract to sell or otherwise dispose of or otherwise transfer (a "Disposition") the economic risk of ownership of the Purchased Shares, or any other securities of the Company owned by it. Subsequent to such eighteen (18) month period and until the date that is three (3) years from the date of this Agreement, Investor will not, without the prior written consent of the Company, effect a Disposition of any of the Purchased Shares or of any other securities of the Company owned by it on any one trading day in an amount in excess of five percent (5%) of the total trading volume for the five (5) consecutive trading days ended on the date immediately prior to the date of such sale (without taking into consideration any shares sold by Investor); provided, however, that such restriction shall not apply to any sales of such shares in
(i) a private transaction not effected on the Nasdaq National Market or any other stock exchange or automated quotation system, or (ii) an underwritten public offering of such shares. The foregoing restrictions shall not apply during any period of time that Investor's "standstill" obligations set forth in
Section 4.5 are not in effect as a result of (or would not be in effect if the covenants contained in Section 4.5 had not terminated by operation of the last sentence of such Section 4.5) the provisions of paragraphs (a) or (c) of such
Section 4.5.

     5.  CONDITIONS TO INVESTOR'S OBLIGATIONS AT CLOSING.

         5.1 First Closing. The obligations of Investor under Section 2 of this Agreement to purchase the Initial Shares at the First Closing are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions, and the Company shall use its best efforts to cause such conditions to be satisfied on or before the First Closing:

                5.1.1 Representations and Warranties True. Each of the representations and warranties of the Company contained in Section 3 shall be true and correct on and as of the First Closing with the same effect as though such representations and warranties had been made on and as of the date of the First Closing.

                5.1.2 Performance. The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the First Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

                5.1.3 Compliance Certificate. The Company shall have delivered to Investor at the First Closing a certificate signed on its behalf by its President, Chief Executive Officer, or Chief Financial Officer certifying that the conditions specified in Sections 5.1.1 and 5.1.2 have been fulfilled and stating that there shall have been no material adverse change in the business, affairs, prospects, operations, properties, assets or condition of the Company not previously disclosed to Investor in writing.

                5.1.4 Registration; Securities Exemptions. The offer and sale of the Initial Shares to Investor pursuant to this Agreement shall be registered under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or are pending or threatened, and shall be exempt from the qualification requirements of the California Corporate Securities Law of 1968, as amended, and the rules thereunder (the "Law") and the registration and/or qualification requirements of all other applicable state securities laws.

                5.1.5 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the First Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to Investor and to Investor's special counsel, and they shall each have received all such counterpart originals and certified or other copies of such documents as they may reasonably request. Such documents shall include (but not be limited to) the following:

                    (a) Certified Charter Documents. A copy of the Restated Articles and the Bylaws of the Company (as amended through the date of the First Closing), certified by the Secretary of the Company as true and correct copies thereof as of the First Closing.

                    (b) Corporate Actions. A copy of the resolutions of the Board of Directors evidencing the approval of this Agreement, the issuance of the Purchased Shares and the other matters contemplated hereby.

                5.1.6 No Material Change. There shall have been no material adverse change in the business, affairs, prospects, operations, properties, assets or condition of the Company.

                5.1.7 Hart-Scott-Rodino Act. All applicable waiting periods (and all extensions thereof) under the HSR Act shall have expired or otherwise been terminated.

                5.1.8 Letter Agreement. Either (i) the Company shall have executed and delivered a definitive agreement (the "Definitive Agreement") incorporating the terms of the Binding Letter Agreement dated June 11, 1997 between the Company and Investor (the "Letter Agreement") in the form attached hereto as Exhibit A or if the Definitive Agreement has not been so executed and delivered, the Company and Investor shall continue to be negotiating the Definitive Agreement in good faith.

                5.1.9 Nasdaq Listing. The Initial Shares shall have been approved for quotation on the Nasdaq National Market, subject to notice of issuance.

                5.1.10 Final Prospectus, Prospectus Supplement, Etc. The Company shall have delivered to Investor a final prospectus which contains the pricing and other terms omitted from the Registration Statement on the date the Registration Statement became effective. Any required prospectus supplement shall have been filed, or any required Post-Effective Amendment to the Registration Statement shall have been filed and declared effective, with the Securities and Exchange Commission.

          5.2 SECOND CLOSING. The obligations of Investor under Section 2 of this Agreement to purchase the Additional Shares at the Second Closing are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions, and the Company shall use its best efforts to cause such conditions to be satisfied on or before the Second Closing:

                 5.2.1 Representations and Warranties True. Each of the representations and warranties of the Company contained in Section 3 shall be true and correct on and as of the Second Closing with the same effect as though such representations and warranties had been made on and as of the date of the Second Closing.

                 5.2.2 Performance. The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Second Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

                 5.2.3 Compliance Certificate. The Company shall have delivered to Investor at the Second Closing a certificate signed on its behalf by its President, Chief Executive Officer, or Chief Financial Officer certifying that the conditions specified in Sections 5.2.1 and 5.2.2 have been fulfilled and stating that there shall have been no material adverse change in the business, affairs, prospects, operations, properties, assets or condition of the Company not previously disclosed to Investor in writing.

                 5.2.4 Registration; Securities Exemptions. The offer and sale of the Additional Shares to Investor pursuant to this Agreement shall be registered under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or are pending or threatened, and shall be exempt from the qualification requirements of the Law and the registration and/or qualification requirements of all other applicable state securities laws.

                 5.2.5 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Second Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to Investor and to Investor's special counsel, and they shall each have received all such counterpart originals and certified or other copies of such documents as they may reasonably request. Such documents shall include (but not be limited to) the following:

                            (a)   Certified Charter Documents.  A copy of the
Restated Articles and the Bylaws of the Company (as amended through the date of the Second Closing), certified by the Secretary of the Company as true and correct copies thereof as of the Second Closing.

                            (b)   Corporate Actions.  A copy of the resolutions
of the Board of Directors evidencing the approval of this Agreement, the issuance of the Purchased Shares and the other matters contemplated hereby.

                 In the event that the documents listed in Sections 5.2.5(a) and 5.2.5(b) above have not been amended since the date of the First Closing, the Company may, in lieu of providing such documents, deliver a certificate signed by its Secretary to the effect that such documents have not been amended or rescinded subsequent to the date of the First Closing and that such documents remain in full force and effect.

                 5.2.6 No Material Change. There shall have been no material adverse change in the business, affairs, prospects, operations, properties, assets or condition of the Company.

                 5.2.7 Nomination and Observer Agreement. The Company shall have executed and delivered a letter agreement in the form attached hereto as Exhibit B (the "Nomination and Observer Agreement").

                 5.2.8 Registration Rights Agreement. The Company shall have executed and delivered the Registration Rights Agreement in the form attached hereto as Exhibit C (the "Registration Rights Agreement").

                 5.2.9 Right of First Refusal Agreement. The Company shall have executed and delivered the Right of First Refusal Agreement in the form attached hereto as Exhibit D (the "Right of First Refusal Agreement").

                 5.2.10 Nasdaq Listing. The Additional Shares shall have been approved for quotation on the Nasdaq National Market, subject to notice of issuance.

                 5.2.11 Final Prospectus, Prospectus Supplement, Etc. The Company shall have delivered to Investor a final prospectus which contains the pricing and other terms omitted from the Registration Statement on the date the Registration Statement became effective. Any required prospectus supplement shall have been filed, or any required Post-Effective Amendment to the Registration Statement shall have been filed and declared effective, with the Securities and Exchange Commission.

                 5.2.12 Amendment to Investors' Rights Agreement. The Amendment to Restated and Amended Investors' Rights Agreement in the form attached hereto as Exhibit E (the "Amendment") shall have been executed and delivered by the Company and the holders of at least a majority of the Registrable Securities (as defined in the Restated and Amended Investors' Rights Agreement dated as of March 8, 1996, by and among the Company and the Investors named therein, as amended through November 25, 1996).

                 5.2.13 Definitive Agreement. The Company shall have executed and delivered the Definitive Agreement, or substantive content owned by Investor has been available on the Excite network with the consent of Investor for sixty (60) days; provided, however, that in the event that the Company shall not have executed and delivered the Definitive Agreement, the parties shall continue to by bound by the Letter Agreement.

     6.  CONDITIONS TO THE COMPANY'S OBLIGATIONS AT CLOSING.

         6.1. First Closing. The obligations of the Company under this Agreement to sell the Initial Shares to Investor at the First Closing are subject to the fulfillment or waiver on or before the First Closing of each of the following conditions by Investor, and Investor shall use its best efforts to cause such conditions to be satisfied on or before the First Closing:

                 6.1.1 Representations and Warranties. The representations and warranties of Investor contained in Section 4 shall be true and correct on the date of the First Closing with the same effect as though such representations and warranties had been made on and as of the First Closing.

               6.1.2 Payment of Purchase Price. Investor shall have delivered to the Company the purchase price for the Initial Shares specified for Investor in Section 1 hereof in accordance with the provisions of Section 2.

               6.1.3 Registration; Securities Exemptions. The offer and sale of the Initial Shares to Investor pursuant to this Agreement shall be registered under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or are pending or threatened, and shall be exempt from the qualification requirements of the Law and the registration and/or qualification requirements of all other applicable state securities laws.

               6.1.4 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the First Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Company and to the Company's legal counsel, and the Company shall have received all such counterpart originals and certified or other copies of such documents as it may reasonably request.

               6.1.5 Hart-Scott-Rodino Act. All applicable waiting periods (and all extensions thereof) under the HSR Act shall have expired or otherwise been terminated.

               6.1.6 Letter Agreement. Either (i) the Investor shall have executed and delivered the Definitive Agreement or (ii) if the Definitive Agreement has not been so executed and delivered, the Company and Investor shall continue to be negotiating the Definitive Agreement in good faith.

               6.1.7 Nasdaq Listing. The Initial Shares shall have been approved for quotation on the Nasdaq National Market, subject to notice of issuance.

               6.1.8 Final Prospectus, Prospectus Supplement, Etc. The Company shall have delivered to Investor a final prospectus which contains the pricing and other terms omitted from the Registration Statement on the date the Registration Statement became effective. Any required prospectus supplement shall have been filed, or any required Post-Effective Amendment to the Registration Statement shall have been filed and declared effective, with the Securities and Exchange Commission.

          6.2 Second Closing. The obligations of the Company under this Agreement to sell the Additional Shares to Investor at the Second Closing are subject to the fulfillment or waiver on or before the Second Closing of each of the following conditions by Investor, and Investor shall use its best efforts to cause such conditions to be satisfied on or before the Second Closing:

               6.2.1 Representations and Warranties. The representations and warranties of Investor contained in Section 4 shall be true and correct on the date of the Second Closing with the same effect as though such representations and warranties had been made on and as of the Second Closing.

               6.2.2 Payment of Purchase Price. Investor shall have delivered to the Company the purchase price for the Additional Shares specified for Investor in Section 1 hereof in accordance with the provisions of Section 2.

               6.2.3 Registration; Securities Exemptions. The offer and sale of the Additional Shares to Investor pursuant to this Agreement shall be registered under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or are pending or threatened, and shall be exempt from the qualification requirements of the Law and the registration and/or qualification requirements of all other applicable state securities laws.

               6.2.4 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Second Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Company and to the Company's legal counsel, and the Company shall have received all such counterpart originals and certified or other copies of such documents as it may reasonably request.

               6.2.5 Nomination and Observer Agreement. The Investor shall have executed and delivered the Nomination and Observer Agreement.

               6.2.6 Registration Rights Agreement. The Investor shall have executed and delivered the Registration Rights Agreement.

               6.2.7 Right of First Refusal Agreement. The Investor shall have executed and delivered the Right of First Refusal Agreement.

               6.2.8 Nasdaq Listing. The Additional Shares shall have been approved for quotation on the Nasdaq National Market, subject to notice of issuance.

               6.2.9 Final Prospectus, Prospectus Supplement, Etc. The Company shall have delivered to Investor a final prospectus which contains the pricing and other terms omitted from the Registration Statement on the date the Registration Statement became effective. Any required prospectus supplement shall have been filed, or any required Post-Effective Amendment to the Registration Statement shall have been filed and declared effective, with the Securities and Exchange Commission.

                 6.2.10 Amendment to Investors' Rights Agreement. The Investor shall have executed and delivered the Amendment.

         7.      MISCELLANEOUS.

                 7.1 Survival of Warranties. The representations, warranties and covenants of the Company and Investor contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the First Closing and Second Closing and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of Investor, its counsel or the Company, as the case may be.

          7.2 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

          7.3 Governing Law. This Agreement shall be governed by and construed under the internal laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California, without reference to principles of conflict of laws or choice of laws.

          7.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          7.5 Headings. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

          7.6 Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or upon deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified in the case of the Company, at 555 Broadway, Redwood City, California 94063, attention: General Counsel, with a copy to Mark C. Stevens, Fenwick & West LLP, Two Palo Alto Square, Palo Alto, California 94306, or in the case of Investor, at 1840 Embarcadero Road, Palo Alto, California 94303, attention: Treasurer, with a copy to: General Counsel, or at such other address as any party may designate by giving ten (10) days advance written notice to the other party.

          7.7 No Finder's Fees. Each party represents that it neither is nor will be obligated for any finder's or broker's fee or commission in connection with this transaction, other than the anticipated reimbursement by the Company of up to $200,000.00 in expenses incurred by Robertson, Stephens & Company LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Investor agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finders' or broker's fee (and any asserted liability) for which Investor or any of its officers, partners, employees, or representatives is responsible. The Company agrees to indemnify and hold harmless Investor from any liability for any commission or compensation in the nature of a finder's or broker's fee (and any asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

          7.8 Costs, Expenses. All costs in connection with the preparation, execution delivery and performance of this Agreement (including Investor's costs, which include, without limitation, reasonable attorney fees but other than any required filing fees under the HSR Act (the cost of which HSR Act filing fees shall be shared equally between the Company and Investor) shall be borne by the Company from the proceeds from the Purchased Shares.

          7.9 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Investor. Any amendment or waiver effected in accordance with this Section shall be binding upon each holder of any Purchased Shares at the time outstanding, each future holder of such securities, and the Company.

          7.10 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

          7.11 Entire Agreement. This Agreement, together with any exhibits or schedules hereto, constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings duties or obligations between the parties with respect to the subject matter hereof.

          7.12 Further Assurances. From and after the date of this Agreement, upon the request of Investor or the Company, the Company and Investor shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.












               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.



THE COMPANY:                                     INVESTOR:

Excite, Inc.                                     Intuit Inc.

a California corporation                         a Delaware
corporation

By:  /s/ Robert C. Hood                          By: /s/ William H. Harris, Jr.
   --------------------------                       --------------------------

Title:  Executive VP                             Title: Executive VP
      -----------------------                          -----------------------





























                  [SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

                                                                       EXHIBIT B



                       NOMINATION AND OBSERVER AGREEMENT



         THIS NOMINATION AND OBSERVER AGREEMENT is entered into as of June 25, 1997, by and between Excite, Inc., a California corporation (the "Company"), and Intuit Inc., a Delaware corporation ("Intuit").

                                    RECITALS

         WHEREAS, Intuit acquired 2,900,000 shares of Common Stock of the Company (the "Purchased Shares") pursuant to a Stock Purchase Agreement by and between the Company and Intuit, dated June 11, 1997 (the "Stock Purchase Agreement").

         WHEREAS, as an inducement for Intuit to enter into the Stock Purchase Agreement, the Company agreed to grant the director nomination and Board observer rights to Intuit as contained herein.

         NOW, THEREFORE, in consideration of the mutual promises and covenants hereinafter set forth, the Company and Intuit agree as follows:

                                   SECTION 1

                           DIRECTOR NOMINATION RIGHTS

         1.1 Designee. For so long as Intuit continues to own at least ten percent (10%) of the outstanding Common Stock of the Company (including shares of Common Stock issuable upon conversion of outstanding shares of Preferred Stock), the Company shall provide Intuit thirty (30) days prior written notice of any shareholder solicitation or action relating to the election of directors. After receipt of such notice, Intuit may, by written notice sent to the Company within ten (10) days of receipt of such notice, request that the Company nominate, and the Company shall nominate, for election to the Company's Board of Directors (the "Board of Directors"), in connection with such shareholder solicitation or action, one candidate designated by Intuit, who shall be reasonably acceptable to the Company (the "Intuit Designee"). In the event that Intuit shall desire to appoint an Intuit Designee otherwise than in connection with a shareholder solicitation or action relating to the election of directors, then as soon as practicable upon written notice from Intuit, the Company shall appoint an Intuit Designee to the Board of Directors.

         1.2 Affiliates. For purposes of this Agreement, all shares held by an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of Intuit, will be deemed to be owned by Intuit.

         1.3 Voting of Management Shares. The Company shall use its best efforts (i) to cause to be voted the shares for which the Company's management or the Board of Directors holds proxies or is otherwise entitled to vote in favor of the election of the Intuit Designee nominated pursuant to this Agreement; and (ii) to cause the Board of Directors to unanimously recommend to its shareholders to vote in favor of the Intuit Designee.

         1.4 Vacancies. In the event that any Intuit Designee shall cease to serve as a director of the Company for any reason, the vacancy resulting therefrom shall be filled by another Intuit Designee.

         1.5 Equal Treatment. The Company shall provide the same compensation and rights and benefits of indemnity to the Intuit Designee as are provided to other non-employee directors.

                                   SECTION 2

                                OBSERVER RIGHTS

         2.1. Observer Rights. For so long as Intuit continues to own at least ten percent (10%) of the outstanding Common Stock of the Company (including shares of Common Stock issuable upon conversion of outstanding shares of Preferred Stock) and an Intuit Designee is not a member of the Board of Directors, the Company shall invite a representative of Intuit (the "Representative"), which Representative shall be reasonably acceptable to the Company, to attend all meetings of the Board of Directors and the audit committee thereof in a non-voting observer capacity and, in this respect, shall give such Representative copies of all notices, minutes, consents and other Board of Directors' or audit committee members' materials that it provides to all of its directors or to its audit committee members (as appropriate); provided, however, (i) that the Company reserves the right to withhold any information and to exclude such Representative from any meeting, or any portion thereof, as is reasonably determined by the Chairman of the Board or a majority of the members of the Board of Directors or the audit committee thereof (in the case of audit committee meetings) to be necessary for purposes of confidentiality, competitive factors, attorney-client privilege or other reasonable purposes; and (ii) that in no event shall the failure to provide the notice described above invalidate in any way any action taken at a meeting of the Board of Directors or any meeting of the audit committee thereof.

         2.2 Confidentiality. Intuit agrees, and Intuit will cause any Representative of Intuit to agree, to hold in confidence with respect to all information so provided and not use or disclose any confidential information provided to or learned by it in connection with its rights under this letter other than for purposes reasonably related to Intuit's interest as a shareholder of the Company, and not to the detriment of, the Company. The confidentiality provisions hereof will survive any termination of this Agreement.

                                   SECTION 3

                                 MISCELLANEOUS

         3.1 Termination. This Agreement shall terminate and have no further force or effect at such time as Intuit ceases to hold at least ten percent (10%) of the outstanding Common Stock (including shares of Common Stock issuable upon conversion of outstanding shares of Preferred Stock) of the Company.

         3.2 Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate Intuit for the breach of this Agreement by the Company, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, the Company waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

         3.3     Assignment.      This Agreement and the rights granted to
Intuit hereunder are personal to Intuit and may not be assigned to any other person; provided, however, that this Agreement and all of the rights granted to Intuit hereunder may be assigned to (i) a purchaser in a private, block sale transaction of all of the shares of Common Stock of the Company held by Intuit, which purchaser is reasonably acceptable to the Company or (ii) any party who acquires ownership or control of Intuit through a merger, consolidation, sale of assets or similar business combination (either such party is referred to as an "Assignee"); provided, further, that any Assignee expressly agrees in writing to be bound by the standstill provisions and resale restrictions contained in Sections 4.5 and 4.6 of the Stock Purchase Agreement.

          3.4 Successors and Assigns. Except as otherwise expressly provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

          3.5 Governing Law. This Agreement shall be governed by and construed under the internal laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California, without reference to principles of conflict of laws or choice of laws.

          3.6 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          3.7 Headings. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

          3.8 Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or upon deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified in the case of the Company, at 555 Broadway, Redwood City, California 94063, attention: General Counsel, with a copy to Mark C. Stevens, Fenwick & West LLP, Two Palo Alto Square, Palo Alto, California 94306, or in the case of Intuit, at 1840 Embarcadero Road, Palo Alto, California 94303, attention: Treasurer, with a copy to: General Counsel, or at such other address as any party may designate by giving ten (10) days advance written notice to the other party.

          3.9 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Intuit.

          3.10 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

          3.11 Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties with respect to the subject matter hereof.

          3.12 Further Assurances. From and after the date of this Agreement, upon the request of Intuit or the Company, the Company and Intuit shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.



               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]]

 IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE COMPANY                                      INTUIT

EXCITE, INC.,                                    INTUIT INC.,

a California corporation                         a Delaware corporation

By: /s/ Robert C. Hood                           By: /s/ William H. Harris, Jr.
   ---------------------------                      ---------------------------

Title:  Executive VP                             Title:  Executive VP
      ------------------------                         ------------------------





             [SIGNATURE PAGE TO NOMINATION AND OBSERVER AGREEMENT]

                                                                       EXHIBIT C



                         REGISTRATION RIGHTS AGREEMENT

         This Registration Rights Agreement (this "AGREEMENT") is made and entered into as of June 25, 1997 (the "EFFECTIVE DATE") by and between EXCITE, INC., a California corporation ("EXCITE") and INTUIT INC., a Delaware corporation ("INTUIT").

                                R E C I T A L S

         A. Excite and Intuit have entered into a certain Stock Purchase Agreement dated as of June 11, 1997 (the "STOCK PURCHASE AGREEMENT"), pursuant to which Excite will sell 2,900,000 shares of its Common Stock to Intuit (the "PURCHASED SHARES").

         B. Excite and Intuit have entered into a certain Right of First Refusal Agreement dated as of June 25, 1997 (the "RIGHT OF FIRST REFUSAL AGREEMENT"), pursuant to which Excite will be obligated to sell shares of its Common Stock to Intuit under certain circumstances (the "ANTI-DILUTION SHARES").

         C. As a condition to Intuit agreeing to purchase the Purchased Shares and entering into the Right of First Refusal Agreement, Excite has agreed to grant to Intuit certain registration rights with respect to the Purchased Shares and the Anti-Dilution Shares, as more fully set forth herein.

         NOW, THEREFORE, in consideration of the above recitals and the mutual covenants hereinafter set forth, Excite and Intuit hereby agree as follows:

         1.      REGISTRATION RIGHTS.

                 1.1      Definitions.  For purposes of this Section 1:

                          (a)     Registration.  The terms "REGISTER,"
"REGISTERED," and "REGISTRATION" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act of 1933, as amended (the "1933 ACT"), and the declaration or ordering of effectiveness of such registration statement.

                          (b)     Intuit Registrable Securities.  The term
"INTUIT REGISTRABLE SECURITIES" means: (1) all of the Purchased Shares, (2) any Anti-Dilution Shares and (3) any shares of Common Stock of Excite issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, the Purchased Shares or any Anti-Dilution Shares; excluding in all cases, however, (i) any Intuit Registrable Securities sold by a person in a transaction in which rights under this Section 1 are not assigned in accordance with this Agreement, or (ii) any Intuit Registrable Securities sold in a public offering pursuant to a registration statement filed with the SEC or sold pursuant to Rule 144 promulgated under the 1933 Act ("RULE 144").

                          (c)     Prospectus:  The term "PROSPECTUS" shall
mean the prospectus included in any Shelf Registration Statement, Additional Shelf Registration Statement, Anti-Dilution Registration Statement or other registration statement filed pursuant to the provisions hereof (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the 1933 Act), as amended or supplemented by any prospectus supplement (including, without limitation, any prospectus supplement with respect to the terms of the offering of any portion of the Intuit Registrable Securities covered by such Shelf Registration Statement, Additional Shelf Registration Statement or Anti-Dilution Registration Statement), and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

                         (d)        SEC.  The term "SEC" or "COMMISSION" means
the U.S. Securities and Exchange Commission.

                         (e)        Shelf Registration Statement.  See Section
1.2(a).

                         (f)        Subsequent Shelf Registration Statement.
See Section 1.2(f)

                         (g)        Additional Shelf Registration Statement.
See Section 1.2(c).

                         (h)        Anti-Dilution Registration Statement.
See Section 1.2(d).

                 1.2      Shelf Registration.

                          (a)     Initial Registration.  Excite shall prepare
and file with the SEC within 30 days following the Second Closing (as defined in Section 2.1 of the Stock Purchase Agreement), and use its best efforts to have declared effective as soon as practicable thereafter, a registration statement providing for the resale by Intuit of all of the Intuit Registrable Securities then owned by Intuit in accordance with the manner of sale provisions set forth in Rule 144(f) under the 1933 Act or otherwise in customary brokerage transactions on the Nasdaq National Market or other public market on which Excite's shares of Common Stock are traded (a "SHELF REGISTRATION STATEMENT"). Excite shall use its best efforts to keep the Shelf Registration Statement continuously effective, pursuant to the rules, regulations or instructions under the 1933 Act applicable to the registration statement used by Excite for such Shelf Registration Statement, for such period (the "INITIAL EFFECTIVENESS PERIOD") ending on the date that is two years after the date of the Second Closing or such shorter period ending (A) when the Intuit Registrable Securities cease to meet the definition of Intuit Registrable Securities pursuant to Section 1.1(b) or (B) Excite's obligations hereunder terminate pursuant to Section 1.9.

                          (b)     Subsequent Registration.  If, after the end
of the Initial Effectiveness Period, Intuit continues to hold Intuit Registrable Securities, Excite shall promptly prepare and file with the SEC and use its best efforts to have declared effective as soon as practicable thereafter, a registration statement providing for the resale by Intuit of all Intuit Registrable Securities then owned by Intuit in the same manner as the Self Registration Statement (a "SUBSEQUENT SHELF REGISTRATION STATEMENT"). Excite shall use its best efforts to keep the Subsequent Shelf Registration Statement effective for such period (the "SUBSEQUENT EFFECTIVENESS PERIOD") ending on the date that is one year after the filing of the Subsequent Shelf Registration Statement, or such shorter period ending (A) when the Intuit Registrable Securities cease to meet the definition of Intuit Registrable Securities pursuant to Section 1.1(b) or (B) Excite's obligations hereunder terminate pursuant to Section 1.9.

                          (c)     Extension.  If after the Subsequent
Effectiveness Period, any registration rights with respect to any securities of Excite which were granted subsequent to the date of this Agreement ("ADDITIONAL REGISTRATION RIGHTS") are still in effect and Intuit holds Intuit Registrable Securities, Excite shall file an additional Shelf Registration Statement (an "ADDITIONAL SHELF REGISTRATION STATEMENT") and shall use its best efforts to keep such Additional Shelf Registration Statement continuously effective, pursuant to the rules, regulations or instructions under the 1933 Act applicable to the Registration Statement used by Excite for such Additional Shelf Registration Statement, for such period (the "ADDITIONAL EFFECTIVENESS PERIOD") ending on the date that such Additional Registration Rights expire or such shorter period ending (A) when the Intuit Registrable Securities cease to meet the definition of Intuit Registrable Securities pursuant to Section 1.1(b), (B) Excite's obligations terminate pursuant to Section 1.9 or (c) two years from the date of filing of such Additional Shelf Registration Statement.

                          (d)     Anti-Dilution Shares.  If at any time
subsequent to the filing of the most recently filed Anti-Dilution Registration Statement (as defined below) or, if no Anti-Dilution Registration Statement has been filed, subsequent to the filing of the Shelf Registration Statement, the Company has sold Anti-Dilution Shares having an aggregate purchase price of $250,000, then the Company shall prepare and file with the SEC a registration statement providing for the resale of such Anti-Dilution Shares in accordance with the manner of sale provisions set forth in Rule 144(f) under the 1933 Act or otherwise in customary brokerage transactions on the Nasdaq National Market or other public market on which Excite's shares of Common Stock are traded (an "ANTI-DILUTION REGISTRATION STATEMENT"). Excite shall use its best efforts to keep such Anti-Dilution Registration Statement continuously effective pursuant to the rules, regulations or instructions under the 1933 Act applicable to the registration statement for such Anti-Dilution Registration Statement until the expiration of (i) the Initial Effectiveness Period (if such Anti-Dilution Registration Statement was filed during the Initial Effectiveness Period), (ii) the Subsequent Effectiveness Period (if such Anti-Dilution Registration Statement was filed during the Subsequent Effectiveness Period) or (iii) the expiration of the Additional Effectiveness Period during which such Anti-Dilution Registration Statement was filed (if such Anti-Dilution Registration Statement was filed during an Additional Effectiveness Period) or such shorter period ending (A) when the Intuit Registrable Securities cease to meet the definition of Intuit Registrable Securities pursuant to Section 1.1(b) or (B) Excite's obligations terminate pursuant to Section 1.9.

                          (e)     The obligations of Excite pursuant to
Sections 1.2(a), 1.2(b), 1.2(c) and 1.2(d) hereof are subject to the following:

                                  (i)      that, subject to the provisions of
Section 4.6 of the Stock Purchase Agreement, Intuit will sell the Intuit Registrable Securities pursuant to any Shelf Registration Statement or Additional Shelf Registration Statement (and any Anti-Dilution Registration Statement) only during a "PERMITTED WINDOW" (as defined below), provided that there will be no more than four Permitted Windows during the Initial Effectiveness Period and no more than two Permitted Windows during each year that an Additional Effectiveness Period is in effect; and that there will be at least a 90-day interval between any two Permitted Windows;

                                  (ii)     if Excite furnishes to Intuit a
certificate signed by the President or Chief Executive Officer of Excite stating that, in the good faith judgment of the Board of Directors of Excite, it would be seriously detrimental to Excite and its shareholders for such Shelf Registration Statement, Additional Shelf Registration Statement or Anti-Dilution Registration Statement to be effective at such time (or, in the case a "NOTICE OF RESALE" (as defined below) has been given, that would be seriously detrimental to Excite and its shareholders for the Permitted Window to commence at such time) due to (A) the existence of a material development or potential material development involving Excite which Excite would be obligated to disclose in the Prospectus contained in the Shelf Registration Statement, Additional Shelf Registration Statement or Anti-Dilution Registration Statement, which disclosure would in the good faith judgment of the Board of Directors of Excite be premature or otherwise inadvisable at such time and would have a material adverse affect upon Excite and its shareholders or (B) concurrent public filings with the SEC of other registration statements; in which event(s) Excite will have the right to defer the filing (the "DEFERRAL RIGHT") of the Shelf Registration Statement or an Additional Shelf Registration Statement (or the commencement of the Permitted Window, as the case may be) for a period of not more than 60 days after the date it would otherwise be required to file the Shelf Registration Statement or Additional Shelf Registration Statement pursuant to Section 1.2(a), (b), (c) or (d) (or after receipt of the Notice of Resale, as the case may be); provided, however, that Excite will not utilize the Deferral Right more than once in any twelve month period; and provided further, however, that Excite may defer the filing of the Shelf Registration Statement or Additional Shelf Registration Statement (or the commencement of the Permitted Window as the case may be) for up to 90 days if the material development or potential material development or SEC filing that is the reason for the deferral directly relates to Intuit and for up to 90 days if so requested by an underwriter in connection with an underwritten offering of Excite securities so long as the selling shareholders in such underwritten offering are subject to a lock-up agreement of the same duration (other than with respect to Excite securities to be sold by such selling shareholders in such underwritten offering); and

                                  (iii)    that Excite will not be required to
effect any such registration, qualification or compliance in any particular jurisdiction in which Excite would thereby be required to qualify to do business or to execute a general consent to service of process.

                         (f)     Permitted Window. For the purposes of this
Section 1.2, a "PERMITTED WINDOW" is a period of 30 consecutive calendar days commencing upon receipt by Intuit of Excite's written notification to Intuit in response to a Notice of Resale that the Prospectus contained in the Shelf Registration Statement or Additional Shelf Registration Statement is available for resale. In order to cause a Permitted Window to commence, Intuit must first give written notice to Excite of its present intention to sell part or all of the Intuit Registrable Securities pursuant to such registration (a "NOTICE OF RESALE"). Upon receipt of such Notice of Resale, Excite will give written notice to Intuit as soon as practicable, but in no event not more than five business days after such receipt, that (A) the Prospectus contained in the Shelf Registration Statement or Additional Shelf Registration Statement is current and that the Permitted Window will commence on the date such notice is received by Intuit , (B) it is necessary for Excite to supplement the Prospectus or make an appropriate filing under the Securities Exchange Act of 1934, as amended, (the "1934 ACT") so as to cause the Prospectus to become current (unless a certificate of the President is delivered as provided in 1.2(e)(ii) above), or
(C) Excite is required under the 1933 Act and the regulations thereunder to amend the Shelf Registration Statement or Additional Shelf Registration Statement in order to cause the Prospectus to be current (unless a certificate of the President is delivered as provided in 1.2(e)(ii) above). In the event that Excite determines that a supplement to the Prospectus, the filing of a report pursuant to the 1934 Act or an amendment to the Shelf Registration Statement or Additional Shelf Registration Statement required under the 1933 Act, as provided above, is necessary, it will take such actions as soon as practicable; whereupon it will notify Intuit of the filing of such supplement, report or amendment, and, in the case of an amendment, the effectiveness thereof, and the Permitted Window will then commence.

                          (g)     Closing of Permitted Window.  During a
Permitted Window and in the event (i) of the happening of any event of the kind described in Section 1.5(f) hereof or (ii) that, in the judgment of Excite's Board of Directors, it is advisable to suspend use of the Prospectus for a discrete period of time due to pending corporate developments or public filings with the SEC, Excite shall deliver a certificate in writing to Intuit to the effect of the foregoing and, upon receipt of such certificate, the Permitted Window shall terminate. The Permitted Window shall resume (and such resumed Permitted Window shall remain in effect for a period of 30 consecutive calendar days unless suspended pursuant to the provisions of this Section 1.5(g)) upon Intuit's receipt of copies of the supplemented or amended Prospectus, or at such time as Intuit is advised in writing by Excite that the Prospectus may be used, and at such time as Intuit has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such Prospectus and which are required to be delivered as part of the Prospectus. Excite will use its best efforts to ensure that the use of the Prospectus may be resumed, and the Permitted Window will commence, as soon as practicable and, in the case of a pending corporate development or SEC filing, as soon, in the judgment of Excite's chief executive officer, as disclosure of the material information relating to such pending corporate development or SEC filing would not have a materially adverse effect on Excite's ability to consummate the transaction, if any, to which such corporate development or SEC filing relates, but in any event the Permitted Window shall resume no later than the later of (x) 60 days after it has been terminated pursuant to this
Section 1.2(g) or (y) the beginning of the calendar quarter subsequent to the calendar quarter in which the Permitted Window was terminated.

                          (h)     Expenses.  All expenses, other than
underwriting discounts and brokers commissions, incurred by Excite in connection with the Shelf Registration Statement, the Subsequent Shelf Registration Statement, any Additional Shelf Registration Statement, any Anti-Dilution Registration Statement and actions taken by Excite in connection with each Permitted Window shall be borne by Excite. Notwithstanding the foregoing, Excite shall not be required to pay for any fees and expenses in connection with the commencement of a Permitted Window begun pursuant to this
Section 1.2 if the request to commence the Permitted Window is subsequently withdrawn at the request of Intuit, unless such withdrawal is the result of a material adverse change in the business of Excite that was unknown to Intuit at the time the request to commence the Permitted Window was made and the withdrawal of such request is made with reasonable promptness upon learning of such material adverse change. A withdrawal of a request to commence a Permitted Window will not be applied against the maximum of four Permitted Windows during the Initial Effectiveness Period or two Permitted Windows during any Additional Effectiveness Period provided to Intuit under this Agreement if such withdrawal was made pursuant to the immediately preceding sentence or if the withdrawal is at the request of Excite.

                 1.3      Demand Registration.

                          (a)     Request by Intuit.  If Excite shall receive a
written request from Intuit that Excite effect a registration statement under the 1933 Act and any related qualification or compliance with respect to all or a part of the Intuit Registrable Securities, then Excite shall, as soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of Intuit's Registrable Securities which Intuit requests to be registered.

                          (b)     Underwriting.  If Intuit intends to
distribute the Intuit Registrable Securities covered by its request by means of an underwriting, then it shall so advise Excite as a part of its request made pursuant to this Section 1.3. Intuit and Excite shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting by Intuit. Notwithstanding any other provision of this Section 1.3, if the underwriter(s) advise(s) Excite or Intuit in writing that marketing factors require a limitation of the number of securities to be underwritten then Excite shall so advise Intuit, and the number of Intuit Registrable Securities that may be included in the underwriting shall be reduced as required by the underwriter(s), provided that any securities included in the underwriting by Excite or holders of Excite securities other than Intuit shall be withdrawn completely from the underwriting before the number of Intuit Registrable Securities that may be included in the underwriting shall be reduced. Any Intuit Registrable Securities excluded and withdrawn from such underwriting shall be withdrawn from the registration.

                          (c)     Maximum Number of Demand Registrations.
Excite is obligated to effect only two (2) such registrations pursuant to this
Section 1.3.

                          (d)     Deferral; Jurisdictional Requirements.
Notwithstanding the foregoing, if Excite shall furnish to Intuit a certificate signed by the President or Chief Executive Officer of Excite stating that in the good faith judgment of the Board of Directors of Excite, it would be seriously detrimental to Excite and its shareholders for such registration statement to be filed and it is therefore essential to defer the filing of such registration statement, then Excite shall have the right to defer such filing for a period of not more than 60 days after receipt of the request of Intuit; provided, however, that Excite may not utilize this right more than once in any twelve (12) month period. Excite will not be required to effect any registration, qualification or compliance pursuant to this Section 1.3 in any particular jurisdiction in which Excite would thereby be required to qualify to do business or to execute a general consent to service of process.

                          (e)     Expenses.  All expenses incurred in
connection with a registration pursuant to this Section 1.3, including without limitation all registration and qualification fees, printers' and accounting fees, fees and disbursements of counsel for Excite, fees and disbursements of one counsel for Intuit shall be borne by Excite. All underwriters' discounts and commissions relating to the shares to be sold by Intuit shall be borne by Intuit.

                          (f)     Withdrawn Request.  Intuit may withdraw a
request for registration under this Section 1.3 at any time, provided that Intuit will remain liable for all expenses incurred in conjunction therewith unless such withdrawal is the result of a material adverse change in the business of Excite that was unknown to Intuit at the time the request for registration was made and the withdrawal of such request is made with reasonable promptness upon learning of such material adverse change. A request for registration that is so withdrawn shall not count toward the maximum number of registrations provided for in Section 1.3(c).

                 1.4 Piggyback Registrations. Excite shall notify Intuit in writing at least thirty (30) days prior to filing any registration statement under the 1933 Act for purposes of effecting a public offering of securities of Excite (including, but not limited to, registration statements relating to secondary offerings of securities of Excite, but excluding registration statements on Form S-8 or S-4 or relating solely to any employee benefit plan or an acquisition of any entity or business) and will afford Intuit, subject to the terms and conditions set forth herein, an opportunity to include in such registration statement all or any part of the Intuit Registrable Securities then held by Intuit. Intuit shall, within twenty (20) days after receipt of the above-described notice from Excite, so notify Excite in writing, and in such notice shall inform Excite of the number of Intuit Registrable Securities Intuit wishes to include in such registration statement. If Intuit decides not to include all of the Intuit Registrable Securities in any registration statement thereafter filed by Excite, Intuit shall nevertheless continue to have the right to include any Intuit Registrable Securities not included in such registration statement in any subsequent registration statement or registration statements as may be filed by Excite with respect to offerings of its securities, all upon the terms and conditions set forth herein.

                          (a)     Underwriting.  If a registration statement
with respect to which Excite gives notice under this Section 1.4 pertains to an underwritten offering, then Excite shall so advise Intuit. In such event, the right of Intuit to have the Intuit Registrable Securities included in a registration pursuant to this Section 1.4 shall be conditioned upon Intuit's participation in such underwriting and the inclusion of the Intuit Registrable Securities in the underwriting to the extent provided herein. Intuit shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting. Notwithstanding any other provision of this Agreement, if the managing underwriter or underwriters determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares (including Intuit Registrable Securities) from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated, first, to Excite, second, to America Online, Inc., a Delaware Corporation ("AOL"), Intuit and the participating holders of the Company's Registrable Securities (as defined in the Restated and Amended Investors' Rights Agreement, by and among Excite, AOL and certain other investors of Excite, dated as of March 8, 1996, as amended through the date hereof), on a pro-rata basis based on the number of registrable securities held by each such holder, and third, to any other participating holders of Excite's securities. If Intuit disapproves of the terms of any such underwriting, Intuit may elect to withdraw therefrom by written notice to Excite and the managing underwriter, delivered at least ten
(10) business days prior to the effective date of the registration statement. Any Intuit Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

                          (b)     Expenses.  All expenses incurred in
connection with a registration pursuant to this Section 1.4 (excluding underwriters' and brokers' discounts and commissions), including, without limitation all federal and "blue sky" registration and qualification fees, printers' and accounting fees, fees and disbursements of counsel for Excite and reasonable fees and disbursements of counsel for Intuit, shall be borne by Excite.

                 1.5 Obligations of Excite. Whenever required to effect the registration of any Intuit Registrable Securities under this Agreement, Excite shall, as expeditiously as reasonably possible:

                          (a)     Prepare promptly and file with the SEC a
registration statement with respect to such Intuit Registrable Securities, which registration statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, cause such registration statement to become effective as soon as practicable and with respect to registrations effected pursuant to Section 1.3 keep such registrations effective for up to ninety (90) days or such shorter period of time as is agreed to in writing by Intuit.

                          (b)     Prepare promptly and file with the SEC such
amendments and supplements to such registration statement and the Prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the 1933 Act with respect to the disposition of all securities covered by such registration statement.

                          (c)     Furnish to Intuit such number of copies of a
Prospectus, including a preliminary Prospectus, in conformity with the requirements of the 1933 Act, and such other documents as it may reasonably request in order to facilitate the disposition of the Intuit Registrable Securities owned by it that are included in such registration.

                          (d)     Use its best efforts to register and qualify
the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by Intuit, provided that Excite shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

                          (e)     In the event of any underwritten public
offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering.

                          (f)     Notify Intuit promptly (i) of any request by
the SEC or any other federal or state governmental authority during the period of effectiveness of a registration statement for amendments or supplements to such registration statement or related prospectus or for additional information, (ii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a registration statement or the initiation of any proceedings for that purpose,
(iii) of the receipt by Excite of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Intuit Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (iv) of the happening of any event which makes any statement made in a registration statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or which requires the making of any changes in the registration statement or prospectus so that, in the case of a registration statement, it will not contain any untrue statement of a material fact required to be stated therein or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (v) of Excite's reasonable determination that a post-effective amendment to a registration statement would be appropriate; except that notice of an event or determination referred to in (iv) or (v) above (x) need be made only if Intuit has delivered the Notice of Resale referred to in Section 2(b) and Excite is required to cause a Permitted Window to go into effect pursuant to such Notice of Resale as provided therein or if a Permitted Window is then in effect and shall specify in reasonable detail the nature or details of such event or determination unless such description would result in the violation of any confidentiality agreement, attorney-client privilege or would otherwise result in the disclosure of confidential or other proprietary information of Excite.

                          (g)     Furnish, at the request of Intuit, but only
with respect to an underwritten offering, on the date that such Intuit Registrable Securities are delivered to the underwriters for sale, (i) an opinion, dated as of such date, of the counsel representing Excite for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to Intuit, addressed to the underwriters, and (ii) a "comfort" letter dated as of such date, from the independent certified public accountants of Excite, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a Intuit, addressed to the underwriters.

                 1.6 Furnish Information. It shall be a condition precedent to the obligations of Excite to take any action pursuant to Sections 1.2, 1.3 or 1.4 that Intuit shall furnish to Excite such information regarding it, the Intuit Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to timely effect the registration of its Intuit Registrable Securities.

                 1.7 Indemnification. In the event any Intuit Registrable Securities are included in a registration statement under Sections 1.2, 1.3 or 1.4:

                          (a)     By Excite.  To the extent permitted by law,
Excite will indemnify and hold harmless Intuit, officers and directors of Intuit, any underwriter (as defined in the 1933 Act) for Intuit and each person, if any, who controls Intuit or such underwriter within the meaning of the 1933 Act or the 1934 Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the 1933 Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "VIOLATION"):

                      (i) any untrue statement or alleged untrue statement of a material fact contained in a registration statement filed pursuant to this Section 1 (including a registration statement with respect to which Intuit exercises its rights under Section 1.4), including any preliminary prospectus or final prospectus contained therein or in any amendments or supplements thereto;

                      (ii) the omission or alleged omission to state in a registration statement filed pursuant to this Section 1 (including a registration statement with respect to which Intuit exercises its rights under Section 1.4), including any preliminary prospectus or final prospectus contained therein or in any amendments or supplements thereto, a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

                      (iii) any violation or alleged violation by Excite of the 1933 Act, the 1934 Act, any federal or state securities law or any rule or regulation promulgated under the 1933 Act, the 1934 Act or any federal or state securities law in connection with the offering covered by such registration statement;

and Excite will reimburse each of Intuit, such officer or director, underwriter or controlling person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided however, that the indemnity agreement contained in this subsection 1.7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of Excite (which consent shall not be unreasonably withheld), nor shall Excite be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by Intuit, or by such, officer, director, underwriter or controlling person of Intuit.

                          (b)     By Intuit.  To the extent permitted by law,
Intuit will indemnify and hold harmless Excite, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls Excite within the meaning of the 1933 Act, and any underwriter, against any losses, claims, damages or liabilities (joint or several) to which Excite or any such director, officer, controlling person or underwriter may become subject under the 1933 Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by Intuit expressly for use in connection with such registration; and Intuit will reimburse any legal or other expenses reasonably incurred by Excite or any such director, officer, controlling person, underwriter in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection 1.7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of Intuit, which consent shall not be unreasonably withheld; and provided further, that the total amounts payable in indemnity by Intuit under this Section 1.7(b) in respect of any Violation shall not exceed the net proceeds received by Intuit in the registered offering out of which such Violation arises.

                          (c)     Notice.  Promptly after receipt by an
indemnified party under this Section 1.7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim for indemnification in respect thereof is to be made against any indemnifying party under this Section 1.7, deliver to the indemnifying party a written notice of the commencement of such an action and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1.7, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.7.

                          (d)     Defect Eliminated in Final Prospectus.  The
foregoing indemnity agreements of Excite and Intuit are subject to the condition that, insofar as they relate to any Violation made in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the SEC at the time the registration statement in question becomes effective or in the amended prospectus filed with the SEC pursuant to SEC Rule 424(b) (the "FINAL PROSPECTUS"), such indemnity agreements shall not inure to the benefit of any person if a copy of the Final Prospectus was furnished to the indemnified party and was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the 1933 Act.

                          (e)     Contribution.  In order to provide for just
and equitable contribution to joint liability under the 1933 Act in any case in which either (i) Intuit (and/or any officer, director, underwriter or controlling person who may be indemnified under Section 1.7(a)), makes a claim for indemnification pursuant to this Section 1.7 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 1.7 provides for indemnification in such case, or (ii) contribution under the 1933 Act may be required on the part of Intuit (and/or any officer, director, underwriter or controlling person who may be indemnified under Section 1.7(a)) in circumstances for which indemnification is provided under this Section 1.7; then, and in each such case, Excite and Intuit (and/or such other person) or will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in proportion to their relative fault as determined by a court of competent jurisdiction; provided however, that in no event, except in instances of fraud by Intuit in which there is no limitation,
(i) shall Intuit be responsible for more than the portion represented by the percentage that the public offering price of its Intuit Registrable Securities offered by and sold under the registration statement bears to the public offering price of all securities offered by and sold under such registration statement and (ii) shall Intuit be required to contribute any amount in excess of the public offering price of all such securities offered and sold by Intuit pursuant to such registration statement; and in any event, no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

                          (f)     Survival.  The obligations of Excite and
Intuit under this Section 1.7 shall survive the completion of any offering of Intuit Registrable Securities in a registration statement, and otherwise.

                 1.8 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Intuit Registrable Securities to the public without registration, for so long as Intuit owns any Intuit Registrable Securities, Excite agrees to:

                          (a)     Make and keep adequate, current public
information available, as required by and defined in Rule 144 under the 1933 Act, at all times;

                          (b)     File with the Commission in a timely manner
all reports and other documents required of Excite under the 1934 Act; and

                          (c)     Furnish to Intuit forthwith upon request a
written statement by Excite as to its compliance with the reporting requirements of said Rule 144, a copy of the most recent annual or quarterly report of Excite, and such other reports and documents of Excite as Intuit may reasonably request in availing itself of any rule or regulation of the Commission allowing a shareholder of the Company to sell any such securities without registration.

                 1.9 Termination of Excite's Obligations. Excite shall have no obligations to register Intuit Registrable Securities (i) if all Intuit Registrable Securities have been registered and sold pursuant to registrations effected pursuant to this Agreement, or (ii) at such time as all Intuit Registrable Securities may be sold within a three month period under Rule 144, as it may be amended from time to time, including but not limited to amendments that reduce that period of time that securities must be held before such securities may be sold pursuant to such rule.

         2.      ASSIGNMENT.

                 2.1 Assignment. Notwithstanding anything herein to the contrary, the registration rights of Intuit under Section 1 hereof may be assigned only to (a) a party who acquires from Intuit at least fifteen percent (15%) of the shares of Common Stock that constituted the original number of Intuit Registrable Securities (as such number may be adjusted to reflect subdivisions, combinations and stock dividends of Excite's Common Stock) or (b) any party who acquires ownership or control of Intuit through a merger, consolidation, sale of assets or similar business combination (either such party is referred to as a "ASSIGNEE"); provided, however that (w) no party may be assigned any of the foregoing rights until Excite is given written notice by the assigning party at the time of such assignment stating the name and address of the assignee and identifying the securities of Excite as to which the rights in question are being assigned; (x) that any such Assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement, including without limitation the provisions of this Section 2, and (y) upon such an assignment or assignments, the rights held by Intuit under this Agreement may only be exercised by persons or entities holding a majority of the Intuit Registrable Securities, and (z) no such assignment or assignments shall increase the obligations of Excite hereunder.

         3.      GENERAL PROVISIONS.

                 3.1 Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if personally delivered or if deposited in the U.S. mail by registered or certified mail, return receipt requested, postage prepaid, as follows:

                 (a)      if to Excite, at:
                          Excite, Inc.
                          555 Broadway
                          Redwood City, CA  94063
                          Attention:  President
                          Facsimile:  415/

                 with a copy to:

                          Fenwick & West LLP
                          Two Palo Alto Square
                          Palo Alto, CA  94306
                          Attention:  Mark Stevens
                          Facsimile:  415/494-1417

                 (b)      If to Intuit :

                          Intuit Inc.
                          1840 Embarcadero Road
                          Palo Alto, CA  94303
                          Attention:  Treasurer
                          Facsimile:  415/

                 with a copy to:

                          Intuit Inc.
                          1840 Embarcadero Road
                          Palo Alto, CA  94303
                          Attention: General Counsel
                          Facsimile:

Any party hereto (and such party's permitted assigns) may by notice so given provide and change its address for future notices hereunder. Notice shall conclusively be deemed to have been given when personally delivered or when deposited in the mail in the manner set forth above.

                 3.2 Entire Agreement. This Agreement and the Stock Purchase Agreement constitute and contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof.

                 3.3 Amendment of Rights. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Excite and Intuit (and/or any of their permitted successors or assigns).

                 3.4 Governing Law. This Agreement shall be governed by and construed exclusively in accordance with the laws of the State of California, excluding that body of law relating to conflict of laws.

                 3.5 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, then such provision(s) shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

                 3.6 Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

                 3.7      Successors And Assigns.  Subject to the provisions of
Section 2.1, the provisions of this Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the parties hereto.

                 3.8 Captions. The captions to sections of this Agreement have been inserted for identification and reference purposes only and shall not be used to construe or interpret this Agreement.

                 3.9 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                 3.10 Costs And Attorneys' Fees. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover all of such party's costs and attorneys' fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.





                [THE REST OF THIS PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

EXCITE, INC.                                    INTUIT INC.

By: /s/ Robert C. Hood                          By: /s/ William H. Harris, Jr.
   ---------------------------                     ---------------------------

Title:  Executive VP                            Title:  Executive VP
      ------------------------                        ------------------------





               [SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

                                                                      EXHIBIT D


                        RIGHT OF FIRST REFUSAL AGREEMENT


         This Right of First Refusal Agreement (this "AGREEMENT") is made and entered into as of June 25, 1997 by and among EXCITE, INC., a California corporation (the "COMPANY") and INTUIT INC., a Delaware corporation (the "INVESTOR").

                                R E C I T A L S

         A. The Company and Investor have entered into a Stock Purchase Agreement dated as of June 11, 1997 (the "STOCK PURCHASE AGREEMENT"), pursuant to which the Company will sell 2,900,000 shares of its Common Stock to Investor (the "PURCHASED SHARES").

         B. The Stock Purchase Agreement provides that, as a condition to Investor's purchase of the Purchased Shares thereunder, the Company will enter into this Agreement and Investor will be granted the rights set forth herein.

         NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the parties hereto agree as follows:

         1.      RIGHT OF FIRST REFUSAL; PURCHASE RIGHT.

                 1.1 Right of First Refusal. Investor or any party to whom Investor's rights under this Section 1 have been duly assigned in accordance with Section 2.1 hereof (Investor or any such assignee being hereinafter referred to as the "RIGHTS HOLDER") has the right of first refusal (the "RIGHT OF FIRST REFUSAL") to purchase all or any part of the Rights Holder's Pro Rata Share (as defined below), of all (or any part) of any "New Securities" (as defined in Section 1.2(a)) that the Company may from time to time issue after the date of this Agreement, plus such additional portion of the New Securities such that Rights Holder's Pro Rata Share of the Company equals up to nineteen percent (19%) of the Company immediately after the issuance of such New Securities. A holder's "PRO RATA SHARE" for purposes of this Agreement is the ratio of (a) the number of shares of the Company's Common Stock (on an as-converted to Common Stock basis) as to which such holder is the owner, to (b) a number of shares of Common Stock of the Company equal to the sum of (i) the total number of shares of Common Stock of the Company then outstanding plus (ii) the total number of shares of Common Stock of the Company into which all then outstanding shares of voting Preferred Stock of the Company are then convertible.

                 1.2      New Securities; Procedures; Failure to Exercise.

                          (a)     New Securities.  "NEW SECURITIES" shall mean
any Common Stock or Preferred Stock of the Company, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or

Preferred Stock which are to be sold in a financing transaction solely for cash consideration. For purposes of illustration, the term "New Securities" specifically excludes, without limitation:

                                  (i)      shares of the Company's Common Stock
         (and/or options or warrants therefor) issued or authorized for issuance (including shares authorized by the Company's Board of Directors subject to approval by its shareholders at the Company's 1997 Annual Meeting of Shareholders, to be held on June 19, 1997) to employees, officers, directors, contractors, advisors or consultants of the Company pursuant to agreements or plans approved by the Board of Directors of the Company;

                                  (ii)     any securities issuable upon
         conversion of or with respect to any then outstanding shares of Preferred Stock of the Company;

                                  (iii)    any securities issuable upon
         exercise of any options, warrants or rights to purchase any securities of the Company outstanding or authorized for issuance (including shares authorized by the Company's Board of Directors subject to approval by its shareholders at the Company's 1997 Annual Meeting of Shareholders, to be held on June 19, 1997) on the date of this Agreement ("OPTION AND WARRANT SECURITIES") and any securities issuable upon the exercise or conversion of any Option and Warrant Securities;

                                  (iv)     shares of the Company's Common Stock
         or Preferred Stock issued in connection with any stock split or stock dividend;

                                  (v)      any shares of the Company's Common
         Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable to parties providing the Company with equipment leases, loans, credit lines, guaranties of indebtedness, cash price reductions or similar financing; or

                                  (vi)     securities issued for consideration
         other than cash pursuant to a merger, consolidation, acquisition or similar business combination.

                          (b)     Procedures.  In the event that the Company
proposes to undertake an issuance of New Securities, it shall give to the Rights Holder written notice of its intention to issue New Securities (the "NOTICE"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities. The Rights Holder shall have thirty (30) days from the date of mailing of any such Notice to agree in writing to purchase all or any part of the Rights Holder's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed the Rights Holder's Pro Rata Share). If the Rights Holder fails to so agree in writing within such thirty (30) day period to purchase the Rights Holder's full Pro Rata Share of an offering of New Securities, then the Rights Holder shall forfeit the right hereunder to purchase that part of its Pro Rata Share of such New Securities that it did not so agree to purchase.

                          (c)     Failure to Exercise.  In the event that the
Rights Holder fails to exercise in full the Right of First Refusal within such thirty (30) day period, then the Company shall have 90 days thereafter to sell the New Securities with respect to which the Rights Holder's Right of First Refusal hereunder was not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Rights Holder. In the event that the Company has not issued and sold the New Securities within such 90 day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Rights Holder pursuant to Sections 1.1 and
1.2 hereof.

                 1.3 Termination. This Agreement shall terminate and have no further force or effect at such time as Investor (or any party to whom Investor's rights under this Section 1 have been duly assigned in accordance with Section 2.1 hereof) ceases to hold at least ten percent (10%) of the outstanding Common Stock (including shares of Common Stock issuable upon conversion of outstanding shares of Preferred Stock) of the Company.

         2.      ASSIGNMENT AND AMENDMENT.

                 2.1 Assignment. Notwithstanding anything herein to the contrary, this Agreement and the rights granted to Investor hereunder are personal to Investor and may not be assigned to any other person; provided, however, that this Agreement and all of the rights granted to Investor hereunder may be assigned to (i) a purchaser in a private, block sale transaction of all of the shares of Common Stock of the Company held by Investor, which purchaser is reasonably acceptable to the Company or (ii) any party who acquires ownership or control of Intuit through a merger, consolidation, sale of assets or similar business combination (either such party is referred to as an "ASSIGNEE"); provided further, that the Assignee expressly agrees in writing to be bound by the standstill and resale provisions of Sections 4.5 and 4.6 of the Stock Purchase Agreement.

                 2.2 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Investor.

        3.     MISCELLANEOUS.

               3.1 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

               3.2 Governing Law. This Agreement shall be governed by and construed under the internal laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California, without reference to principles of conflict of laws or choice of laws.

               3.3 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument.

               3.4 Headings. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

               3.5 Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or upon deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified in the case of the Company, at 555 Broadway, Redwood City, California 94063, attention:
General Counsel, with a copy to Mark C. Stevens, Fenwick & West LLP, Two Palo Alto Square, Palo Alto, California 94306, or in the case of Investor, at 1840 Embarcadero Road, Palo Alto, California 94303, attention: Treasurer, with a copy to: General Counsel or at such other address as any party may designate by giving ten (10) days advance written notice to the other party.

               3.6 Costs, Expenses. All costs in connection with the preparation, execution, delivery and performance of this Agreement (including costs of Investor) shall be borne by the Company.

               3.7 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

               3.8 Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties with respect to the subject matter hereof.

               3.9 Nasdaq Listing. The Company shall cause all shares of Common Stock issuable to Investor pursuant to the terms hereof to be approved for quotation on the Nasdaq National Market.

               3.10 Further Assurances. From and after the date of this Agreement, upon the request of Investor or the Company, the Company and Investor shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.



               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE COMPANY:                               INVESTOR:

EXCITE, INC.                               INTUIT INC.

a California corporation                   a Delaware corporation



By: /s/ Robert C. Hood                     By:  /s/ William H. Harris, Jr.
-------------------------------               -------------------------------


Title:   Executive VP                      Title:   Executive VP
      -------------------------                  ----------------------------





              [SIGNATURE PAGE TO RIGHT OF FIRST REFUSAL AGREEMENT]

                                                                       EXHIBIT E



                       AMENDMENT TO RESTATED AND AMENDED

                          INVESTORS' RIGHTS AGREEMENT



         This Amendment to Restated and Amended Investors' Rights Agreement (this "Amendment") is entered into as of June 25, 1997, by and among Excite, Inc., a California corporation (the "Company") and the other persons and entities whose names are set forth on the signature pages hereto. This Amendment is intended to amend that certain Restated and Amended Investors' Rights Agreement dated as of March 8, 1996, as amended on August 1, 1996 and November 25, 1996, by and among the Company and the investors listed on the signature pages thereto (the "Rights Agreement").

                                    RECITALS

A. On March 8, 1996, the Company entered into the Rights Agreement with certain of its securities holders, which Rights Agreement was amended on August 1, 1996 and November 25, 1996.

B. Intuit Inc., a Delaware corporation ("Intuit") acquired 2,900,000 shares of Common Stock of the Company (the "Purchased Shares") pursuant to a Stock Purchase Agreement by and between the Company and Intuit, dated as of June 11, 1997 (the "Stock Purchase Agreement") and has the right to acquire additional shares of Common Stock ("Anti-Dilution Shares") pursuant to the Right of First Refusal Agreement between the Company and Intuit dated as of June 25, 1997.

C. In order to comply with the Stock Purchase Agreement, the Company and certain Investors (as defined in the Rights Agreement) desire to amend the Rights Agreement to provide for the inclusion of the Purchased Shares and Anti-Dilution Shares as Registrable Securities (as defined in the Rights Agreement) thereunder for the purposes of piggyback registration rights.

                                   AGREEMENT

Now, Therefore, in consideration of the mutual promises and covenants set forth herein, the Company and the Investors hereby agree that the Rights Agreement shall be amended as follows:

         1. Section 2.1 of the Rights Agreement is amended to add thereto a new definition as follows:

         "Intuit Registrable Securities. The term "Intuit Registrable Securities" means the shares of Common Stock issued or issuable to Intuit Inc., a Delaware corporation ("Intuit") pursuant to (i) the Stock Purchase Agreement dated as of June 11, 1997 between the Company and Intuit and (ii) the terms of the Right of First Refusal Agreement dated as of June 25, 1997 between the Company and Intuit.

         2. Sections 2.1(b) and 2.1(d) of the Rights Agreement shall be amended in their entirety as set forth below:

                 "(b)     Registrable Securities.  The term "Registrable
Securities" means: all the shares of Common Stock of the Company issued or issuable (i) upon conversion of any shares of Series A Stock issued under the Series A Agreement or under the Preferred Stock Purchase Warrant dated August 2, 1995 issued by the Company to Lighthouse Capital Partners, L.P., or (ii) upon conversion of any shares of Series B Stock issued under the Series B Agreement or under the Preferred Stock Purchase Warrant dated November 17, 1995 issued by the Company to Lighthouse Capital Partners, L.P., or (iii) upon conversion of any shares of Series C Stock issued under the Series C Agreement or (iv) upon exercise of those Common Stock Purchase Warrants dated November 6, 1995 issued by the Company under the Series B Agreement to those Investors indicated on Exhibit A (the "Common Stock Purchase Warrants") or (v) upon conversion of any shares of Series D Stock issued under the Series D Agreement or (vi) to Kevin Altis pursuant to the Asset Acquisition Agreement or upon exercise of that certain Stock Purchase Warrant issued to Kevin Altis pursuant to the Asset Acquisition Agreement or (vii) to Julie Gomoll or Rachel Matthews, as shareholders of Go Media, Inc., pursuant to that certain Agreement and Plan of Reorganization dated July 31, 1996, by and between the Company, Go Media, Inc. and Julie Gomoll (the "Merger Shares"), (viii) to Intuit pursuant to that certain Stock Purchase Agreement dated as of June 11, 1997 between the Company and Intuit, whereby Intuit purchased 2,900,000 shares of the Company's Common Stock, (ix) to Intuit pursuant to that certain Right of First Refusal Agreement dated as of June 25, 1997 between the Company and Intuit or (x) to Tribune Company or any other party other than AOL Ventures, Inc. pursuant to Section 8 of the Series D Agreement (the "IPO Shares") that are now owned or may hereafter be acquired by any Investor or any Investor's permitted successors and assigns, excluding any securities previously sold to the public or held by a Holder (as defined below) whose securities set forth in subsections (i) through (ix) herein may be sold in any three month period without registration under the Securities Act pursuant to Rule 144 of the Securities Act; provided, however, that notwithstanding anything to herein to the contrary, the Purchased Shares shall not be Registrable Shares for purposes of Sections 2.2, 2.4 or 3."

                 "(d)     Holder.  For purposes of this Section 2 and Sections
3 and 4 hereof, the term "Holder" means any person owning of record Registrable Securities that have not been sold to the public or pursuant to Rule 144 promulgated under the Securities Act or any assignee of record of such Registrable Securities to whom rights under this Section 2 have been duly assigned in accordance with this Agreement; provided, however, that for purposes of this Agreement, a record holder of shares of Series A Stock or Series B Stock or Series C Stock or Series D Stock convertible into such Registrable Securities shall be deemed to be the Holder of such Registrable Securities; provided, further, that a holder of Purchased Shares shall not be a Holder with respect to such Purchased Shares for purposes of Sections 2.2, 2.4 or 3; and provided, further, that the Company shall in no event be obligated to register shares of Series A Stock or Series B Stock or Series C Stock or Series D Stock or warrants therefor or for Common Stock, and that Holders of Registrable Securities will not be required to convert their shares of Series A Stock or Series B Stock or Series C Stock or Series D Stock into Common Stock in order to exercise the registration rights granted hereunder, until immediately before the closing of the offering to which the registration relates."

         3. The fourth sentence of Section 2.2(b) of the Rights Agreement shall be amended to read in its entirety as follows:

         "Notwithstanding any other provision of this Section 2.2, if the underwriter(s) advise(s) the Company in writing that marketing factors require a limitation of the number of securities to be underwritten then the Company shall so advise all Holders of Registrable Securities which would otherwise be registered and underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be reduced as required by the underwriter(s) and allocated among the Holders of Registrable Securities and the holders of any AOL Registrable Securities and Intuit Registrable Securities entitled to be included in such registration on a pro rata basis according to the number of Registrable Securities, AOL Registrable Securities and Intuit Registrable Securities then outstanding held by each Holder requesting registration (including the Initiating Holders) and each holder of AOL Registrable Securities and Intuit Registrable Securities entitled to participate in such registration, respectively; provided, however, that the number of Registrable Securities, AOL Registrable Securities and Intuit Registrable Securities to be included in any such underwriting and registration shall not be reduced unless all other securities of the Company are first entirely excluded from the underwriting and registration."



         4. Section 2.3 of the Rights Agreement shall be amended to read in its entirety as follows:



         "2.3 Piggyback Registrations. The Company shall notify all Holders of Registrable Securities in writing at least thirty (30) days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating to any registration under Section 2.2 or 2.4 of this Agreement or to any employee benefit plan or a corporate reorganization) and will afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder together with the holders of any other securities and of the Company entitled to inclusion in such registration, on a pro-rata basis. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by such Holder shall, within twenty
         (20) days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to inched in such registration statement. If a Holder decides not to request to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein. Notwithstanding the foregoing, the registration rights granted to the Investors in this Section 2.3 shall not be applicable with respect to any registrations effected under that certain Registration Rights Agreement dated as of November 25, 1996, by and between Excite, AOL and AOL Ventures, Inc. or under the Registration Rights Agreement dated as of June 25, 1997 by and between Excite and Intuit."

         5. All notices and other communications under the Rights Agreement shall be made to Intuit Inc. at the addresses specified below and thereafter at such other address, notice of which is given in accordance with Section 6.1 of the Rights Agreement:

                Intuit Inc.
                1840 Embarcadero Road
                Palo Alto, California  94303
                Attention:  Treasurer, with a copy to General Counsel

         6. The Rights Agreement as modified herein shall remain in full force and effect as so modified.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                           EXCITE, INC.


                                           By:  /s/ Robert C. Hood
                                              ------------------------------
                                                       Robert C. Hood
                                                 Executive Vice President,
                                               Chief Administrative Officer
                                               and Chief Financial Officer
INVESTORS:

INSTITUTIONAL VENTURE PARTNERS VI          INSTITUTIONAL VENTURE MANAGEMENT VI
By:  Its Managing General Partner
     Institutional Venture Management VI

By:   /s/ Geoffrey Y. Yang                 By:   /s/ Geoffrey Y. Yang
   ---------------------------------          ---------------------------------
   Geoffrey Y. Yang, General Partner         Geoffrey Y. Yang, General Partner

IVP FOUNDERS FUND I, L.P.                  KPCB INFORMATION SCIENCES ZAIBATSU
By:  Its General Partner                   FUND II
     Institutional Venture Management VI   By:   Its General Partner
                                                 KPCB VII Associates

By:   /s/ Geoffrey Y. Yang                 By:    /s/ Vinod Khosla
   ---------------------------------          ---------------------------------
     Geoffrey Y. Yang, General Partner         Vinod Khosla, General Partner


     (SIGNATURE PAGE TO AMENDMENT TO RESTATED AND AMENDED INVESTORS' RIGHTS
                                   AGREEMENT)

KPCB VII FOUNDERS FUND                     KLEINER PERKINS CAUFIELD & BYERS VII


By: /s/ Vinod Khosla                       By:   /s/ Vinod Khosla
   ---------------------------------          ---------------------------------
      Vinod Khosla, General Partner            Vinod Khosla, General Partner

Agreed and Accepted:

INTUIT INC.                                TRIBUNE COMPANY


By:  /s/ William H. Harris, Jr.            By:
   ---------------------------------          ---------------------------------





     (SIGNATURE PAGE TO AMENDMENT TO RESTATED AND AMENDED INVESTORS' RIGHTS
                                   AGREEMENT)